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|FORM 4|
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[ ] Check this box if no longer subject
    to Section 16. Form 4 or Form 5
    obligations may continue.  See
    Instruction 1(b).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

  Ashken                            Ian                     G.H.
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   (Last)                           (First)             (Middle)

     c/o Jarden Corporation
     555 Theodore Fremd Avenue
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                                    (Street)

    Rye                               NY                 10580
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

     Jarden Corporation (JAH)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Day/Year

     April 29, 2003
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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (specify below)

     Vice Chairman, Chief Financial Officer, and Secretary
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7.   Individual or Joint/Group Filing (Check Applicable Law)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
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

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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
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
                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                       2A.          3.           Disposed of (D)                 Owned          Form:     7.
                            2.         Deemed       Transaction  (Instr. 3 and 4)                Following      (D)       Nature of
                            Trans-     Execution    Code         ------------------------------- Reported       Direct or Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             Transaction(s) (I)       Beneficial
Title of Security           Date       any          ------------                 or              (Instr. 3 and  Indirect  Ownership
(Instr. 3)                  (mm/dd/yy) (mm/dd/yy)    Code     V      Amount      (D)    Price     4)            (Instr.4) (Instr.4)
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
Common Stock                4/29/03                 J(1)            48,860       D      $29.97     254,792      D(2)
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
* If the Form is filed by more than one reporting person, See Instruction 4(b)(v)

 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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
                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          deriv-    ship
                                                                                                          ative     Form
             2.                                                                                           Secur-    of
             Conver-                            5.                              7.                        ities     Deriv-   11.
             sion                               Number of                       Title and Amount          Bene-     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-   ion      Code     of (D)        (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date     Any      8)       4, and 5)     Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)      Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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
Stock        $19.35                                            (3)    7/2/12   Common    150,000           150,000    D
Options                                                                        Stock
(Right
to Buy)
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

(1) Mr. Ashken surrendered 48,860 shares of common stock to the issuer in full and final repayment of the outstanding principal amount and accrued interest under the note, dated January 24, 2002, made by Mr. Ashken to the issuer pursuant to the issuer's 2002 Executive Loan Program.

(2) Mr. Ashken entered into a voting agreement, dated as of August 22, 2002, with Martin E. Franklin, pursuant to which Mr. Franklin has the power to vote, or direct the vote, over all of these shares.

(3)  Exercisable in four equal annual installments beginning on July 2, 2003.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



/s/ Ian G.H. Ashken                                          April 30, 2003
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      **Signature of Reporting Person                             Date